 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated September 3, 2019 announcing the completion of the sale of Spanish Hydro facilities and one ferroalloys plant to TPG Sixth Street Partners.

Ferroglobe Completes the Sale of Spanish Hydro Facilities
and One Ferroalloys Plant to TPG Sixth Street Partners

Total transaction value of €170 million

LONDON, September 03, 2019 (GLOBE NEWSWIRE) - Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”), announced today that it successfully completed and closed the previously-announced sale of its 100% interest in subsidiary FerroAtlántica, S.A.U. (“FerroAtlántica”) to investment vehicles affiliated with TPG Sixth Street Partners on August 30, 2019.  The FerroAtlántica assets transferred in this transaction include ten hydroelectric power plants with a combined generating capacity of approximately 167 MW, and the Cee-Dumbría ferroalloys factory, all located in the province of A Coruña (Spain). Simultaneously, the Company signed a long-term tolling agreement with FerroAtlántica under which it is the exclusive off-taker of Cee-Dumbría factory’s finished goods. In return for this exclusivity, Ferroglobe commits to supplying FerroAtlántica with key raw materials over the long term.

The transaction, valued at €170 million, provides gross proceeds of €156.4 million to the Company, after agreed adjustments (cash flow from the operations in 2019, working capital and net debt).  The proceeds will be used to repay €57 million of existing indebtedness at FerroAtlántica and related transaction fees, with the remaining €100 million ($110 million) to be held in cash and used for general corporate purposes.

Following this transaction, the Company’s pro forma cash on hand at June 30, 2019 is $298 million and net debt is $308 million.

Javier López Madrid, the Executive Chairman of Ferroglobe commented, “The divestiture of FerroAtlántica marks a significant accomplishment and the expeditious delivery of a very complex transaction.  With a valuation multiple of approximately 13 times based on cycle average EBITDA, the transaction is value enhancing for Ferroglobe, and represents an important milestone in the Company’s efforts to strengthen its balance sheet, particularly as we work to complete the refinancing of our revolving credit facility. Following the sale our net debt and liquidity are at levels which better position the Company to navigate the cyclical downturn and set the foundation for a profitable and financially healthier recovery.”

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

About TPG Sixth Street Partners

TPG Sixth Street Partners is a global finance and investment business with over $31 billion in assets under management. Co-founded in 2009 by Managing Partner Alan Waxman and its management team, the firm’s long-term oriented, highly flexible capital base allows it to invest across industries, geographies, capital structures and asset classes. TPG Sixth Street focuses on partnering with businesses and management teams to create fully committed financing solutions. The firm also makes investments in both private and public companies and assets. TPG Sixth Street is in a strategic partnership with TPG, the global alternative asset firm. For more information, visit www.tssp.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)